                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 1)
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               VIVRA INCORPORATED
                           (Name of Subject Company)

                      GAMBRO HEALTHCARE ACQUISITION CORP.
                                      AND
                                  INCENTIVE AB
                                    (Bidder)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  92855M 10 4
                     (CUSIP Number of Class of Securities)

                                 MATS WAHLSTROM
                      GAMBRO HEALTHCARE ACQUISITION CORP.
                                1185 OAK STREET
                            LAKEWOOD, COLORADO 80215
                                 (303) 232-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000
                                  MAY 20, 1997

 CUSIP NO. 92855M 10 4

1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Gambro Healthcare Acquisition Corp.
2          Check the Appropriate Box if a Member of a Group (See Instructions)            (a) / /
                                                                                          (b) / /
3          SEC Use Only

4          Source of Funds (See Instructions)
           AF
5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to               / /
           Items 2(e) or 2(f)

6          Citizenship or Place of Organization
           Delaware

7          Aggregate Amount Beneficially Owned by Each Reporting Person
           None
8          Check if the Aggregate Amount in Row (7) Excludes Certain Shares                   / /
           (See Instructions)

9          Percent of Class Represented by Amount in Row (7)
           0%

10         Type of Reporting Person (See Instructions)
           CO

 CUSIP NO. 92855M 10 4

1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
           Incentive AB
2          Check the Appropriate Box if a Member of a Group (See Instructions)             (a)/ /
                                                                                           (b)/ /
3          SEC Use Only

4          Source of Funds (See Instructions)
           AF, BK
5          Check Box if Disclosure of Legal Proceedings is Required Pursuant to               / /
           Items 2(e) or 2(f)

6          Citizenship or Place of Organization
           Sweden

7          Aggregate Amount Beneficially Owned by Each Reporting Person
           None
8          Check if the Aggregate Amount in Row (7) Excludes Certain Shares                   / /
           (See Instructions)

9          Percent of Class Represented by Amount in Row (7)
           0%

10         Type of Reporting Person (See Instructions)
           CO

    This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Gambro Healthcare Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Incentive AB, a Swedish corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Vivra Incorporated, a Delaware corporation (the "Company"), at a price of $35.62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 9, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached thereto as Exhibits (a)(1) and
(a)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on May 9, 1997.

ITEM 10. ADDITIONAL INFORMATION.

    Items 10(b)-(c) and (e) are hereby amended and supplemented by adding to the end thereof the following:

        On May 7, 1997, a putative class action was filed in the Superior Court of the State of California for the County of San Mateo on behalf of the stockholders of the Company alleging causes of action arising out of the Offer and the proposed Merger. GOODMAN EPSTEIN AND FLORENCE EPSTEIN V. VIVRA INC., ET AL., Case No. 400617. A copy of the complaint filed in connection with the aforementioned action is filed as Exhibit (g)(1) to the Statement and is incorporated herein by reference in its entirety. The defendants in this action include the Company and its directors. The action alleges that the Board breached its fiduciary duties by failing to take all necessary and appropriate steps to obtain the maximum value realizable for the stockholders of the Company. The action seeks, INTER ALIA, to enjoin the defendants from consummating the proposed acquisition or alternatively for money damages and other appropriate relief. The Company believes that the putative class action suit is without merit and intends to defend it vigorously.

        On May 16, 1997, the Federal Trade Commission informed Parent that the waiting period under the HSR Act applicable to the Offer has been terminated. Accordingly, the Offer has been cleared by all applicable governmental authorities regulating antitrust concerns. Parent and Purchaser are unaware of any approval of any other governmental agency (domestic or foreign) which would be required prior to the acquisition of the Shares by Purchaser pursuant to the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding the following exhibits.

    (a)(9) Press Release issued by Parent on May 19, 1997.

    (g)(1) Complaint, GOODMAN EPSTEIN AND FLORENCE EPSTEIN V. VIVRA INC., ET AL., Case No. 400617, filed on May 7, 1997, in the Superior Court of the State of California for the County of San Mateo.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 20, 1997


                                          GAMBRO HEALTHCARE ACQUISITION CORP.


                                          By: /s/ MATS L. WAHLSTROM


                                             -----------------------------------
                                             Name: Mats L. Wahlstrom



                                              Title: President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 20, 1997


                                          INCENTIVE AB


                                          By: /s/ SOREN MELLSTIG


                                            ------------------------------------
                                            Name: Soren Mellstig



                                             Title: Executive Vice President



                                          By: /s/ SVERKER LUNDKVIST


                                            ------------------------------------
                                            Name: Sverker Lundkvist



                                             Title: Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT                                          PAGE IN SEQUENTIAL
   NO.                                             NUMBERING SYSTEM
---------  ------------------------------------------------------------------------------------------------
(a)(1)     Form of Offer to Purchase dated May 9, 1997.....................................................      *
(a)(2)     Form of Letter of Transmittal...................................................................      *
(a)(3)     Form of Notice of Guaranteed Delivery...........................................................      *
(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees..............      *
(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to               *
           Clients.........................................................................................
(a)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...      *
(a)(7)     Summary Advertisement as published in The Wall Street Journal and The New York Times on May 9,        *
           1997............................................................................................
(a)(8)     Press Release issued by Parent on May 5, 1997...................................................      *
(a)(9)     Press Release issued by Parent on May 19, 1997..................................................
(b)(1)     Revolving Credit Facility Agreement, dated December 15, 1995, between Gambro AB, BNP Capital          *
           Markets Limited (as Arranger), certain banks named therein and Banque Nationale de Paris (as
           Agent)..........................................................................................
(b)(2)     Summary of Multicurrency Revolving Credit Facility Agreement, dated as of May 7, 1997, between        *
           Incentive Treasury AB (as Borrower), Parent (as Guarantor) and Skandinaviska Enskilda Banken
           AB..............................................................................................
(b)(3)     Multicurrency Revolving Credit Facility Agreement, dated as of March 4, 1996, between Incentive       *
           Treasury AB (as Borrower), Parent (as Guarantor), Deutsche Bank Luxembourg S.A. and Enskilda,
           Skandinaviska Enskilda Banken (as Arrangers), Enskilda, Skandinaviska Enskilda Banken (as Agent)
           and certain banks named therein.................................................................
(b)(4)     Multicurrency Revolving Credit Facility Agreement, dated as of May 24, 1995, and amended March        *
           6, 1996, between Incentive Treasury AB (as Borrower), Parent (as Guarantor), Deutsche Bank
           Luxembourg S.A. and Enskilda, Skandinaviska Enskilda Banken AB (as Arrangers), Deutsche Bank
           Luxembourg S.A. (as Agent) and certain banks named therein......................................
(b)(5)     Revolving Credit Facility Agreement, dated as of September 1, 1994, and amended December 2,           *
           1994, April 24, 1995, October 26, 1995 and November 5, 1996, between Parent (as First Borrower and Guarantor), Incentive Treasury AB (as Second Borrower) and Deutsche Bank Luxembourg S.A. (as
           Lender).........................................................................................
(b)(6)     Summary of Multicurrency Credit Facility Agreement, dated as of December 8, 1995, between             *
           Nordbanken AB (as Lender), Incentive Treasury AB (as Borrower) and Parent (as Guarantor)........
(c)(1)     Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the                *
           Company.........................................................................................
(c)(2)     Agreement and Plan of Reorganization, dated as of May 5, 1997, by and between VSP Holdings,           *
           Inc., VSP Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty Partners, Inc. and the
           Company.........................................................................................
(c)(3)     Sections 1 and 2 of the Services Agreement, effective as of May 5, 1997, between Vivra Specialty      *
           Partners, Inc. and the Company..................................................................
(g)(1)     Complaint, GOODMAN EPSTEIN AND FLORENCE EPSTEIN V. VIVRA INC., ET AL., Case No. 400617, filed on
           May 7, 1997, in the Superior Court of the State of California for the County of San Mateo.......

------------------------

*Previously filed.